

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2015

<u>**Via E-Mail**</u>
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza, Spear Tower, Suite 3300
San Francisco, CA 94105

> **Re: Rally Software Development Corp.**
> **Schedule TO-T filed June 8, 2015, amended June 10, 2015 by Grand**
> **Prix Acquisition Corp. and CA, Inc.**
> **SEC File No. 005-87804**

Dear Mr. Ringler:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>
<u>Certain Information Concerning Rally, page 19</u>

1.   You may not disclaim responsibility for your disclosure. Please revise the last paragraph of this section.

<u>Source and Amount of Funds, page 26</u>

2.   Revise this section to disclose the information required by Item 1007(d) of Regulation M-A. Also, file any related document required by Item 1016(b) of Regulation M-A as an exhibit to the Schedule TO.

Background of the Offer, page 22

3.   Revise your disclosure of the negotiation of employment offers with Rally
        management to provide additional detail.

Other Agreements – Support Agreements, page 39

4.   Your disclosure states that you are providing a list of directors and officers that
        entered into support agreements, but does not provide the list. Revise to disclose
        who entered into the support agreements.

Other Agreements – Compensation Agreements with Rally Executives, page 40

5.   Please provide us with your legal analysis of your compliance with Rule 14d-
        10(a)(2) as it relates to these agreements.

Certain Conditions to the Offer, page 43

6.   We note the language in the paragraph after condition (8). If an event triggers a
        listed offer condition, and the bidders determine to proceed with the offer anyway,
        they have waived the offer condition. When an offer condition is triggered by
        events that occur during the offer period and before the expiration of the offer, the
        bidders should inform security holders how they intend to proceed promptly, rather
        than waiting until the end of the offer period, unless the condition is one where
        satisfaction of the condition may be determined only upon expiration. In this
        respect, condition (3), as it relates to events occurring on May 27, 2015, appears to
        have been waived. Please confirm your understanding supplementally.

7.   With respect to the same paragraph referenced immediately above, we note that
        when a condition is triggered and you decide to proceed with the offer anyway,
        we believe that this constitutes a waiver of the triggered condition(s). Depending
        on the materiality of the waived condition and the number of days remaining in
        the offer, you may be required to extend the offer and recirculate new disclosure
        to security holders. You may not, as this language seems to imply, simply fail to
        assert a triggered offer condition and thus effectively waive it without officially
        doing so. Please confirm your understanding supplementally.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders
are in possession of all facts relating to the disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions